

August 17, 2023

Lee Trink
Chief Executive Officer
FaZe Holdings Inc.
720 N. Cahuenga Blvd.
Los Angeles, California 90038

>   **Re: FaZe Holdings Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 11, 2023**
>   **File No. 333-273903**

Dear Lee Trink:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: Era Anagnosti